UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-03427

HILTON HOTELS CORPORATION

(Exact name of registrant as specified in its charter)

9336 Civic Center Drive
Beverly Hills, California  90210
(310) 278-4321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.625% Notes due 2008	7.625% Notes due 2012
7.200% Notes due 2009	7.500% Notes due 2017
8.250% Notes due 2011	7.430% Chilean Inflation-Indexed (UF) Notes due 2009
8.000% Quarterly Interest Bonds due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.625% Notes due 2008: 1	7.625% Notes due 2012: 1
7.200% Notes due 2009: 1	7.500% Notes due 2017: 1
8.250% Notes due 2011: 1	7.430% Chilean Inflation-Indexed (UF) Notes due 2009: 0
8.000% Quarterly Interest Bonds due 2031: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Hilton Hotels Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 24, 2007	HILTON HOTELS CORPORATION

		By:	/s/ ROBERT M. LA FORGIA
		Name:	Robert M. La Forgia
		Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.